SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                AMENDMENT NO. 13
                                (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934




                             GIDDINGS & LEWIS, INC.
                            (Name of Subject Company)


                                DSFA CORPORATION
                         HARNISCHFEGER INDUSTRIES, INC.
                                    (Bidders)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   375048-10-5
                      (CUSIP Number of Class of Securities)





                             K. THOR LUNDGREN, ESQ.
                         HARNISCHFEGER INDUSTRIES, INC.
                              3600 SOUTH LAKE DRIVE
                          ST. FRANCIS, WISCONSIN 53235
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


                                    COPY TO:

                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                This Statement amends and supplements, and is the final amendment to, the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 28, 1997, as amended (the "Schedule 14D-1"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition is satisfied) the Rights, of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

        ITEM 10.   ADDITIONAL INFORMATION.

                   The Offer expired at midnight, E.D.T., on Friday, June 20, 1997 (the "Expiration Time"), and will not be extended. As certain conditions to the Offer were not satisfied as of the Expiration Time, no Common Shares were purchased and all Common Shares tendered and not properly withdrawn as of the Expiration Time will be returned by the Depositary.

                   As of the Expiration Time, 506,923 Common Shares were validly tendered and not properly withdrawn.

                   On June 23, 1997, Parent issued a press release relating to expiration of the Offer. The full text of such press release is filed herewith as Exhibit (a)(23) and is incorporated herein by reference.


        ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS


            (a)(23) Press release, dated June 23, 1997, issued by Parent.






                                    SIGNATURES

                After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     HARNISCHFEGER INDUSTRIES, INC.



                                     By:  /s/ Francis M. Corby, Jr.
                                     Name:  Francis M. Corby, Jr.
                                     Title: Executive VP for Finance and
                                             Administration



                                     DSFA CORPORATION



                                     By:  /s/ Francis M. Corby, Jr.
                                     Name:  Francis M. Corby, Jr.
                                     Title: Vice President and Treasurer






        Dated: June 23, 1997

                                    EXHIBIT INDEX


          EXHIBIT
            NO.*     DESCRIPTION


           (a)(1)*        Offer to Purchase, dated April 28, 1997.

           (a)(2)*        Form of Letter of Transmittal.

           (a)(3)*        Form  of  Letter  from  Lehman  Brothers  Inc.  to
                          Brokers,    Dealers,   Commercial   Banks,   Trust
                          Companies and Nominees.

           (a)(4)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(5)*        Form of Notice of Guaranteed Delivery.

           (a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)* Summary Advertisement as published in The Wall Street Journal on April 28, 1997.

           (a)(8)*        Press Release, dated April 25, 1997.

           (a)(9)*        Press Release, dated April 28, 1997.

           (a)(10)*       Press  Release,  dated  May  8,  1997,  issued  by
                          Parent.

           (a)(11)*       Press  Release,  dated  May  9,  1997,  issued  by
                          Parent.

           (a)(12)* Text of Letter, dated May 9, 1997, from Jeffery T. Grade to Marvin L. Isles.

           (a)(13)*       Press release,  dated  May  13,  1997,  issued  by
                          Parent.

           (a)(14)*       Press  release,  dated  May  15,  1997,  issued by
                          Parent.

           (a)(15)*       Press release,  dated  May  27,  1997,  issued  by
                          Parent.

           (a)(16)*       Press  release,  dated  May  27,  1997,  issued by
                          Parent.

           (a)(17)*       Press release,  dated  June  2,  1997,  issued  by
                          Parent.

           (a)(18)*       Press  release,  dated  June  9,  1997,  issued by
                          Parent.

           (a)(19)*       Press release, dated  June  10,  1997,  issued  by
                          Parent.

           (a)(20)*       Press  release,  dated  June  11,  1997, issued by
                          Parent.

           (a)(21)*       Press release, dated  June  12,  1997,  issued  by
                          Parent.

           (a)(22)*       Press  release,  dated  June  13,  1997, issued by
                          Parent.

           (a)(23)        Press release, dated  June  23,  1997,  issued  by
                          Parent.
      _______________________________

      *   Previously filed.

                                    EXHIBIT INDEX


          EXHIBIT
            NO.      DESCRIPTION


           (b)(1)*        Commitment  Letter,  dated  April  21, 1997, among
                          Harnischfeger   Industries,   Inc.,   The    Chase
                          Manhattan Bank and Chase Securities Inc.

           (c)            Not applicable.

           (d)            Not applicable.

           (e)            Not applicable.

           (f)            None.

           (g)(1)* Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(2)*        Preliminary  Proxy  Statement   of   Harnischfeger
                          Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(3)* Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997.

           (g)(4)* Revised Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corpo-ration, filed with the Commission on May 13, 1997.

           (g)(5)* Revised Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 13, 1997.

           (g)(6)* Definitive Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 15, 1997.










      _______________________________

      *   Previously filed.